Contact

www.linkedin.com/in/neeraj-bhargava-a87474 (LinkedIn)
www.zodius.com (Company)

Top Skills

Thought Leadership
Executive Search
E-commerce

Publications

Fighting the Bots for Jobs

Neeraj Bhargava

Founder, Chairman & CEO, Rainshine Global Inc.
New York

Experience

Rainshine Global Inc.
Founder, Chairman, and Group CEO
August 2018 - Present (3 years 10 months)
New York, New York, United States

Love what I do!

Zodius Advisors
Senior Managing Director and CEO
July 2010 - Present (11 years 11 months)

Allygrow
Director
November 2015 - February 2022 (6 years 4 months)
Pune, Maharashtra, India

Zodius Investment in an engineering services company. I am on the Board.

Kinsane Entertainment
Chairman
November 2017 - December 2021 (4 years 2 months)
NY-Mumbai

New 'digital-first' start-up focused on kids entertainment through compelling games and videos.

MARKETS AND MARKETS LIMITED
Director
March 2017 - December 2021 (4 years 10 months)
Pune, Maharashtra, India

New Zodius investment. I joined the Board.

ZyFin
Director
November 2011 - December 2021 (10 years 2 months)
Mumbai Area, India

Antuit
Chairman
July 2013 - October 2021 (8 years 4 months)

BORN Group
Chairman
April 2011 - December 2019 (8 years 9 months)
Mumbai - New York

Group FMG changed its name to BORN (www.borngroup.com). Very proud of the team and its amazing accomplishments.

bigbasket.com
Director
January 2015 - February 2018 (3 years 2 months)
Bangalore

WNS Global Services
Co-Founder and Group CEO
April 2002 - January 2010 (7 years 10 months)

eVentures India
Managing Partner
October 1999 - August 2001 (1 year 11 months)

Led a venture incubator backed by News Corp. and Softbank that funded companies such as MakeMyTrip, NetMagic, Mentorix and customerasset.

McKinsey & Company
Principal
1991 - 1999 (8 years)

Education

NYU Stern School of Business
MBA, Business, Economics · (1989 - 1991)

St.Stephen's College, Delhi University
BA (Honors), Economics · (1981 - 1984)